

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

Via E-mail
Thomas S. Olinger
Chief Financial Officer
Prologis, Inc. and Prologis, L.P.
Pier 1, Bay 1
San Francisco, CA 94111

> **Re: Prologis, Inc. and Prologis LP**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 1-13545 and No. 1-14245**

Dear Mr. Olinger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. Please apply the comments noted below to the financial statements of both the company and your operating partnership.

Form 10-K for fiscal year ended December 31, 2013

2. Summary of Significant Accounting Policies

Long-Lived Assets

1.   We note that you commence depreciation at the earlier of stabilization or one year after completion of construction. Please tell us how your accounting policy complies with ASC 360-10, specifically addressing the difference in time between when the property is substantially complete and your assessment of stabilization when 90% occupancy has been achieved.

Note 5 – Unconsolidated Entities, page 72

2.   We note that you recognized net gains totaling $597.7 million primarily related to the contributions of operating properties to your unconsolidated co-investment ventures. We note that you disclose the transaction with NPR or the Japan properties that resulted in a gain of $337.9 million. Please tell us how the remaining gain of approximately $260 million was recognized. In addition, please reconcile this to the disclosure on page 23 that refers to the gain of $416 million related to the contribution of 235 properties and the $139 million related to the contribution of 19 properties. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Accounting Branch Chief